UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Quest Resource Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

748349107 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

This Schedule 13G is filed by Wells Fargo & Company on its own behalf and on behalf of each subsidiary listed on Attachment A. Aggregate beneficial ownership reported by Wells Fargo & Company under Item 9 on page 2 is on a consolidated basis and includes any beneficial ownership separately reported herein by a subsidiary.

13G

CUSIP NO. 748349107

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wells Fargo & Company Tax Identification No. 41-0449260
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
(6) SHARED VOTING POWER
(7) SOLE DISPOSITIVE POWER
(8) SHARED DISPOSITIVE POWER

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) five percent or less
12)	TYPE OF REPORTING PERSON HC

13G

CUSIP NO. 748349107

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wells Fargo Energy Capital, Inc. Tax Identification No. 41-1847366
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
(6) SHARED VOTING POWER
(7) SOLE DISPOSITIVE POWER
(8) SHARED DISPOSITIVE POWER

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) five percent or less
12)	TYPE OF REPORTING PERSON CO

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

DISCLAIMER: Information in this Schedule 13G is provided solely for the purpose of complying with Sections 13(d) and 13(g) of the Act and regulations promulgated thereunder, and is not to be construed as an admission that Wells Fargo & Company or any of its subsidiaries is the beneficial owner of the securities covered by this Schedule 13G for any purpose whatsoever.

Item 1	(a)	Name of Issuer: Quest Resource Corporation

Item 1	(b)	Address of Issuer’s Principal Executive Offices: P.O. Box 100 Benedict, KS 66714

Item 2	(a)	Name of Person Filing: 1. Wells Fargo & Company 2. Wells Fargo Energy Capital, Inc.

Item 2	(b)

Address of Principal Business Office:

1.      Wells Fargo & Company

         420 Montgomery Street

         San Francisco, CA 94104

2.      Wells Fargo Energy Capital, Inc.

         Wells Fargo Center

         Sixth and Marquette

         Minneapolis, MN 55479

Item 2	(c)	Citizenship: 1. Wells Fargo & Company: Delaware 2. Wells Fargo Energy Capital, Inc.: Texas

Item 2	(d)	Title of Class of Securities: Common Stock

Item 2	(e)	CUSIP Number: 748349107

Item 3		The person filing is a: Not applicable.

Item 4	Ownership: Not applicable.

Item 5

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following  ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: See Attachment A

Item 8	Identification and Classification of Members of the Group: Not Applicable

Item 9	Notice of Dissolution of Group: Not Applicable

Item 10	Certification: Not applicable.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: November 18, 2005

WELLS FARGO & COMPANY

By:	/s/ Laurel A. Holschuh
Laurel A. Holschuh, Senior Vice President and Secretary

ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

Wells Fargo Energy Capital, Inc.